Everest Properties II, LLC

Millenium Management, LLC

199 S. Los Robles Ave., Suite 200

Pasadena, CA 91101

(800) 611-4613

YOUR VOTE IS IMPORTANT!

VOTE TO REPLACE THE CURRENT GENERAL PARTNER WITH MILLENIUM.

We are seeking your approval to remove the current general partner, CM Plus Corporation, and elect Millenium Management, LLC (“Millenium”) as new general partner.

We have heard from many limited partners and thank you for the interest you have shown in deciding the future of our Partnership. Certain questions are being asked by many of you:

Q:	What will Millenium do with the Partnership if it becomes General Partner?
A:

MILLENIUM WILL MARKET EACH PROPERTY FOR SALE IMMEDIATELY. However, we have no intention of selling the properties at fire sale prices. If we cannot get a reasonable price, we will continue to manage the properties until it’s practical to re-list the properties for sale.

Provide Liquidity: If it does not make sense to sell the properties, we will offer to cash out limited partners based on the offer prices received for the properties.

Reduce Costs: We are confident that we can reduce annual partnership costs and expenses by over            $100,000.

Q:	Has Millenium taken over other partnerships? If so, what did you do?
A:	Over the past 12 years, Millenium and its affiliates have successfully restructured over 25 limited partnerships in which they became substitute general partners.

Q:	What is in it for Millenium?
A:

We want to get our money out just like you do. The current general partner has stated that it has no current intention to market the properties or liquidate the Partnership, and we do not want to be stuck in this investment for another 20 years.

Equally important is what is NOT in this for Millenium. WE WILL NOT MANAGE THE PROPERTIES AND COLLECT PROPERTY MANAGEMENT FEES FROM YOU LIKE THE CURRENT GENERAL PARTNER. We supervise our independent property managers closely to control costs and increase revenues and profits; and if they are not doing a good job, we replace them with another company that will.

This solicitation of Consents will now expire at 11:59 p.m. Pacific Time on the earlier to occur of the following dates (the “Expiration Date”): (i) October 23, 2009 or such later date to which Millenium determines to extend the solicitation, and (ii) the date Everest determines the Required Consents are received (as described in the Consent Solicitation Statement).

To be sure your vote is represented, please sign, date and return the enclosed GREEN Consent form as promptly as possible in the enclosed, prepaid envelope.

September 29, 2009